                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of February, 2004.

                          NOVEL DENIM HOLDINGS LIMITED
                 (Translation of registrant's name into English)

                         1/F, Novel Industrial Building
                            850-870 Lai Chi Kok Road
                             Cheung Sha Wan, Kowloon
                                    Hong Kong
                    (address of Principal Executive Offices)

             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  [x]                                  Form 40-F [ ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

            Yes [ ]                                          No  [x]

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                                    CONTENTS

Exhibit I .......     "Review of Operations - Third Quarter of Fiscal Year 2004"

Exhibit II ......     "Novel Denim Holdings Limited Announces Fiscal 2004 Third
                       Quarter Results"

                                                                     EXHIBIT I

REVIEW OF OPERATIONS - THIRD QUARTER OF FISCAL YEAR 2004

THREE MONTHS ENDED DECEMBER 31, 2003 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2002

Net sales increased 11.1% to $42.1 million in third quarter 2004 from $37.9 million in third quarter 2003. Net sales in the garment division were $21.6 million (on 2.4 million pieces) in third quarter 2004 compared to $21.5 million (on 2.4 million pieces) in third quarter 2003, an increase of 0.5%. The increase in garment sales was the net result of the addition of garment sales from South Africa and an increase in the average garment selling price, partially offset by reduced garment production in Mauritius. Third party fabric revenues in the fabric division were $19.7 million comprised of fabric sales of $16.1 million (on 7.6 million meters) and $3.5 million of processing revenue in third quarter 2004 compared to $16.4 million comprised of fabric sales of $12.8 million (on
5.9 million meters) and $3.6 million of processing revenue in third quarter 2003, a total increase of 20.0%. This increase in third party fabric sales was primarily due to increased fabric production in China and South Africa, partially offset by reduced production in Mauritius.

Gross profit decreased 23.1% to $4.4 million in third quarter 2004 from $5.7 million in third quarter 2003. Gross profit as a percentage of net sales decreased to 10.5% in third quarter 2004 from 15.1% in third quarter 2003. This decrease in gross profit margin was the result of negative margin in the South African garment and fabric operations.

Other revenues was nominal in third quarter 2004 compared to $0.7 million in third quarter 2003. Other revenues consisted of claims received from third parties, proceeds from sales of scrap materials, net gains on disposal of property, plant and equipment, change in fair value of financial instruments and proceeds from the South African government's export credit program.

Selling, general and administrative expenses as a percentage of net sales decreased to 19.1% in third quarter 2004 compared to 19.6% in third quarter 2003. Selling, general and administrative expenses increased 7.8% to $8.0 million in third quarter 2004 from $7.4 million in third quarter 2003. Included in SG&A is an exchange loss of $1.7 million in third quarter 2004 compared to an exchange loss of $2.2 million in third quarter 2003 related to borrowings denominated in South African Rand and Mauritian Rupees.

Other expenses amounting to $2.3 million in third quarter 2004 represented the impairment charges in property, plant and equipment following the scale-down of garment operations in South Africa, compared to $0.8 million in third quarter 2003 relating to the write off of start-up costs in garment extension plant in South Africa.

Operating loss increased to $5.9 million in third quarter 2004 from a loss of $1.8 million in third quarter 2003. Operating income as a percentage of net sales was (14.0%) in third quarter 2004 as compared with (4.6%) during the same period in 2003. This decrease was due to the decrease in gross profit margin and further selling, general and administrative expenses, partially offset by a reduction in foreign exchange losses, as described above.

Interest expense, net in the third quarter 2004 decreased 26.5% to $0.8 million from $1.0 million in third quarter 2003, primarily due to converting certain borrowings to lower interest bearing borrowings denominated in U.S. dollars. Interest expense, net as a percentage of net sales decreased to 1.8% in third quarter 2004 from 2.7% in third quarter 2003.

Taxation in the third quarter 2004 is a net charge of $0.2 million compared to $0.2 million in third quarter 2003, primarily relating to China income tax associated with the dyeing and printing operation in China.

Net loss increased to $6.9 million in third quarter of fiscal 2004 from a loss of $3.0 million in third quarter of fiscal 2003. This decrease was primarily attributable to the increased operating loss, as described above.

Basic earnings per share were a loss of ($0.86) for the third quarter of fiscal 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to a loss of ($0.34) for the same period in fiscal 2003 (based on weighted average Ordinary Shares outstanding of 8,798,202 shares).

Diluted earnings per share were a loss of ($0.86) for the third quarter of fiscal 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to a loss of ($0.34) for the same period in fiscal 2003 (based on weighted average Ordinary Shares outstanding of 8,798,202 shares)

NINE MONTHS ENDED DECEMBER 31, 2003 COMPARED TO NINE MONTHS ENDED DECEMBER 31, 2002

Net sales decreased 1.5% to $114.6 million in the first nine months 2004 from $116.4 million in the first nine months 2003. Net sales in the garment division were $61.0 million (on 6.5 million pieces) in the first nine months 2004 compared to $65.4 million (on 8.1 million pieces) in the first nine months 2003, a decrease of 6.8%. Third party fabric revenues in the fabric division were $52.7 million comprised of fabric sales of $44.2 million (on 21.4 million meters) and $8.5 million of processing revenue in the first nine months 2004 compared to $50.7 million comprised of fabric sales of $40.2 million (on 19.4 million meters) and $10.5 million of processing revenue in the first nine months 2003, an increase of 3.7%.

Gross profit decreased 4.0% to $14.0 million in the first nine months 2004 from $14.6 million in the first nine months of fiscal 2003. Gross profit as a percentage of net sales decreased to 12.2% in the first nine months of fiscal 2004 from 12.5% in the first nine months of fiscal 2003. This change in gross profit margin was primarily due to the gradual improvement of efficiencies in garments production in Mauritius, together with increase in the average selling price of garments, but offset by negative margin at the South Africa garment and fabric operations.

Other revenues increased to $2.2 million in the first nine months of fiscal 2004 compared to $1.0 million in the first nine months of fiscal 2003. Other revenues consisted of claims received from third parties, proceeds from sales of scrap materials, net loss on disposal of property, plant and equipment, change in fair value of financial instruments and the receipt during the first nine months of fiscal 2004 of $1.5 million as part of the South African government's export credit program.

Selling, general and administrative expenses as a percentage of net sales decreased to 17.2% in the first nine months of fiscal 2004 compared to 20.6% in the first nine months of fiscal 2003. Selling, general and administrative expenses decreased 17.6% to $19.7 million in the first nine months of fiscal 2004 from $24.0 million in the first nine months of fiscal 2003. The decreases mainly related to (i) a $3.9 million decrease in air freight costs, down to $0.3 million in the current period compared to $4.2 million in the same period of 2003, resulting from the labor dispute in Mauritius and political disturbance in Madagascar, and (ii) an exchange loss of $2.3 million in the first nine months 2004 compared to an exchange loss of $3.8 million in the first nine months of fiscal 2003 relating to borrowings denominated in South African Rand and Mauritian Rupees.

Other expenses amounting to $2.3 million in the first nine months 2004 represented the impairment charges in property, plant and equipment following the scale-down of garments operation in South Africa compared to $0.9 million in the first nine months 2003 relating to the write off of start-up costs in garments extension plant in South Africa.

Operating loss reduced to $5.8 million in the first nine months of fiscal 2004 from a loss of $9.2 million in the first nine months of fiscal 2003. Operating income as a percentage of net sales was (5.0%) in the first nine months of fiscal 2004 as compared with that of (7.9%) during the same period in fiscal 2003. This improvement was due to increased saving in selling, general and administrative expenses and a reduction in foreign exchange losses, as described above, but partly offset by a slight reduction in gross profit margin.

Interest expense, net in the first nine months of fiscal 2004 decreased 28.4% to $2.4 million from $3.3 million in the first nine months of fiscal 2003, primarily due to converting certain borrowings to lower interest bearing borrowings denominated in U.S. dollars. Interest expense, net as a percentage of net sales decreased to 2.1% in the first nine months of fiscal 2004 from 2.8% in the first nine months of fiscal 2003.

Taxation in the first nine months of fiscal 2004 is nominal after netting tax charges by deferred tax write back, compared to a net tax charge of $0.3 million in the first nine months of fiscal 2003, primarily relating to China income tax payable associated with the dyeing and printing operation in China.

Net loss is reduced to $8.1 million in the first nine months of fiscal 2004 from a loss of $12.8 million in the first nine months of fiscal 2003. This decrease was primarily attributable to reduced operating income as described above and a reduction in tax charges.

Basic earnings per share were a loss of ($1.01) for the first nine months of fiscal 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to a loss of $(1.42) for the same period in fiscal 2003 (based on weighted average Ordinary Shares outstanding of 9,004,441 shares).

Diluted earnings per share were a loss of ($1.01) for the first nine months of fiscal 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to a loss of $(1.42) for the same period in fiscal 2002 (based on weighted average Ordinary Shares outstanding of 9,042,694 shares).

                                                                      EXHIBIT II

Contact: Andrew L. Fine
         Investor Relations
         (212) 953-1373

                                                           FOR IMMEDIATE RELEASE

                     NOVEL DENIM HOLDINGS LIMITED ANNOUNCES
                        FISCAL 2004 THIRD QUARTER RESULTS
                 -- Garment Operations Ceased in South Africa --
--South African and Mauritian Currencies Continue to Adversely Impact Results--

HONG KONG, February 9, 2004 -- Novel Denim Holdings Limited (Nasdaq: NVLD) today reported its financial results for the third quarter and nine months ended December 31, 2003 of its fiscal year ending March 31, 2004.

For the third quarter, net sales increased by 11.1% to $42.1 million, compared to $37.9 million for the same quarter last year. Garment sales increased by 0.5% to $21.6 million, compared to $21.5 million for the same period last year. Third party fabric revenue increased 20% to $19.7 million, compared to $16.4 million in the third quarter of last year. Net loss for the quarter ended December 31, 2003 was $6.9 million, compared to a net loss of $3.0 million in the third quarter of last year. Diluted loss per share for the quarter was $0.86, compared to $0.34 in the third quarter of last year.

"As announced two weeks ago, our financial results for the quarter reflected an increase in production costs as a result of appreciating local currencies versus the U.S. dollar and weaker than expected production efficiencies, particularly in South Africa," commented Mr. K.C. Chao, Chief Executive Officer and President of Novel Denim.

                                                                      EXHIBIT II

The Company reported that included in the net loss for the third quarter of fiscal 2004 is an exchange loss of $1.7 million relating to borrowings denominated in South African Rand and Mauritian Rupees and a fixed asset impairment charge of $2.3 million, relating to the winding-down of garment operations in South Africa. In the same quarter last year the Company recognized an exchange loss of approximately $2.2 million.

In order to reduce losses, the Company announced that it has stopped garment production in Cape Town, South Africa. "The significant appreciation of the South African Rand versus the U.S. Dollar has effectively doubled our production costs compared to our original plan," commented Mr. Chao. "That increase, coupled with lower than expected production efficiencies has resulted in continual operating losses since the plant opened." The Company commented that it plans to maintain its textile operations in South Africa.

Garment sales during the quarter were comprised of approximately 62% denim and 38% chino, compared to 50% and 50%, respectively in the third quarter of last year. Third party fabric revenues during the quarter were comprised of approximately 37% denim and 63% non-denim, compared to 46% and 54%, respectively in the third quarter of last year.

For the nine months ended December 31, 2003, net sales decreased 1.5% to $114.6 million, compared to $116.4 million for the same period last year. Net loss decreased to $8.1 million from a loss of $12.8 million in the same period last year. Basic and diluted loss per share was $1.01, versus $1.42 in the comparable period last year.

OUTLOOK

The Company further announced that it is continuing to evaluate its garment and textile operations in preparation for the phase-out of global apparel quota in January 2005. "In order to profitably compete in the global market we need to optimize our production capacity taking into consideration our local operating costs, product offering and pricing," commented Mr. Chao. "During calendar 2004 we will continue to monitor our operations and the overall market to determine our strategic positioning for 2005 and beyond."

                                                                      EXHIBIT II

The Company announced that it expects to report a net loss of between $2 and $2.5 million, before impairment charges or exchange losses, for the three months ended March 31, 2004, as a result of additional costs associated with the winding-down of garment production in South Africa and small losses associated with the Company's South African textile and Mauritian garment operations. The Company expects cash flow from operations for the quarter to be approximately $1.0 million.

Given the dynamics of global apparel industry after the release of quota scheduled for January 2005 and the limitation of long-term visibility, the Company plans to only provide guidance for each subsequent quarter.

SUSPENSION OF SHARE REPURCHASE PROGRAM

The Company announced that it has suspended its Share Repurchase Program. The Company has not repurchased Ordinary Shares since February 2003.

The Company will be hosting a conference call today at 8:30 am EST to discuss results for the third quarter ended December 31, 2003. This call will be available over the Internet through www.companyboardroom.com.

Novel Denim is a vertically integrated and flexible supplier of high-quality denim, chino and twill garments, as well as a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are strategically located in Mauritius, an island nation in the southwest Indian Ocean, South Africa and China. Novel Denim produces a broad and diverse range of jeans, chinos, shirts, skirts and jackets. The Company also produces and/or finishes an increasingly diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

                                                                      EXHIBIT II

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties, import/export laws and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2003. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               -- TABLES FOLLOW --

                                                                      EXHIBIT II

                          NOVEL DENIM HOLDINGS LIMITED
                Selected Income Statement Information (Unaudited)
                    (in thousands, except per share amounts)

                                                     FOR THE THREE MONTHS ENDED     FOR THE NINE MONTHS ENDED
                                                             DECEMBER 31,                  DECEMBER 31,
                                                     ---------------------------   ---------------------------
                                                         2002           2003           2002           2003
                                                     ------------   ------------   ------------   ------------
Net sales                                            $     37,910   $     42,102   $    116,390   $    114,589
Cost of goods sold                                         32,192         37,701        101,789        100,567
                                                     ------------   ------------   ------------   ------------
Gross profit                                                5,718          4,401         14,601         14,022
Other revenues                                                734            (13)         1,043          2,247
Selling, general & administrative expenses                  7,432          8,011         23,962         19,747
Other expenses                                                771          2,278            900          2,278
                                                     ------------   ------------   ------------   ------------
Operating income                                           (1,751)        (5,901)        (9,218)        (5,756)
Interest expense, net                                       1,041            765          3,314          2,372
                                                     ------------   ------------   ------------   ------------
Income before minority interest                            (2,792)        (6,666)       (12,532)        (8,128)
Minority interest                                             (10)           (11)           (29)           (12)
                                                     ------------   ------------   ------------   ------------
Income before taxation                                     (2,782)        (6,655)       (12,503)        (8,116)
Tax                                                           183            234            289             --
                                                     ------------   ------------   ------------   ------------
Net income                                           $     (2,965)  $     (6,889)  $    (12,792)  $     (8,116)
                                                     ============   ============   ============   ============

Earnings per share
     Basic                                           $      (0.34)  $      (0.86)  $      (1.42)  $      (1.01)
     Diluted                                         $      (0.34)  $      (0.86)  $      (1.42)  $      (1.01)

Weighted average Ordinary Shares outstanding
     Basic                                                  8,798          8,028          9,004          8,028
     Diluted                                                8,798          8,028          9,043          8,028

Other Information
Depreciation Expense                                 $      2,963   $      2,886   $      8,599   $      8,754

                                                                      EXHIBIT II

                          NOVEL DENIM HOLDINGS LIMITED
                 Selected Balance Sheet Information (Unaudited)
                                 (in thousands)

                                                                                     (AUDITED)
                                                               DECEMBER 31, 2002   MARCH 31, 2003   DECEMBER 31, 2003
                                                               -----------------   --------------   -----------------
ASSETS
Cash and cash equivalents                                      $           8,167   $        5,938   $           6,305
Accounts receivable                                                       27,029           18,690              31,662
Inventories                                                               40,553           41,514              45,191
Other current assets                                                       7,507            7,486               7,857
Fixed assets, net                                                         91,302           87,306              76,988
                                                               -----------------   --------------   -----------------
        Total assets                                           $         174,558   $      160,934   $         168,003
                                                               =================   ==============   =================

LIABILITIES & SHAREHOLDERS' EQUITY
Short-term borrowings and bank overdrafts                      $          52,850   $       52,269   $          65,183
Current portion of long-term borrowings                                    1,788            3,527               3,596
Other current liabilities                                                 19,556           23,511              24,714
Long-term debt                                                            11,607            9,061               6,382
Other liabilities                                                          7,078            5,244               8,970
                                                               -----------------   --------------   -----------------
        Total liabilities                                                 92,879           93,612             108,845
Shareholders' equity                                                      81,679           67,322              59,158
                                                               -----------------   --------------   -----------------
        Total liabilities & shareholders' equity               $         174,558   $      160,934   $         168,003
                                                               =================   ==============   =================

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

                                               Novel Denim Holdings Limited
                                               ----------------------------
                                                       (Registrant)

Date: February 17, 2004                By: /s/ K.C. Chao
                                           -------------------------------------
                                                         K.C. Chao
                                           Chief Executive Officer and President